Exhibit 99.1

February 12, 2013

Mr. Derek Neilson

Endeavour International Corporation

40 Queens Road

Aberdeen AB15 4YE

United Kingdom

Dear Mr. Neilson:

In accordance with your request, we have audited the estimates prepared by Endeavour International Corporation (Endeavour), as of December 31, 2012, of the proved reserves and future revenue to the Endeavour interest in certain oil and gas properties located in the United Kingdom and the United States. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by Endeavour. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. We completed our audit on or about the date of this letter. This report has been prepared for Endeavour’s use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth Endeavour’s estimates of the net reserves and future net revenue, as of December 31, 2012, for the audited properties:

	Net Reserves			Future Net Revenue ($)
	Oil	NGL	Gas		Present Worth
Country/Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%
UNITED KINGDOM
Proved Developed Producing	4,635,261	0	2,884,191	168,731,776	230,228,842
Proved Developed Non-Producing	625,696	0	263,023	39,032,829	36,558,307
Proved Undeveloped	8,461,035	10,814	53,754,276	873,273,598	670,574,886

Total Proved	13,721,992	10,814	56,901,490	1,081,038,203	937,362,035
UNITED STATES
Proved Developed Producing	5,627	0	11,617,762	16,757,051	11,644,342
Proved Developed Non-Producing	162	0	3,072,487	3,503,924	2,032,973
Proved Undeveloped(1)	0	0	0	0	0

Total Proved	5,790	0	14,690,249	20,260,975	13,677,315

	Net Reserves			Future Net Revenue ($)
	Oil	NGL	Gas		Present Worth
Country/Category	(Barrels)	(Barrels)	(MCF)	Total	at 10%
ALL PROPERTIES
Proved Developed Producing	4,640,889	0	14,501,953	185,488,827	241,873,184
Proved Developed Non-Producing	625,858	0	3,335,510	42,536,753	38,591,280
Proved Undeveloped	8,461,035	10,814	53,754,276	873,273,598	670,574,886

Total Proved	13,727,781	10,814	71,591,740	1,101,299,177	951,039,349

Totals may not add because of rounding.

(1)	There are no proved undeveloped reserves for the United States properties at the prices and costs used in this report.

The oil reserves shown include crude oil and condensate. Oil and natural gas liquids (NGL) volumes are expressed in barrels that are equivalent to 42 United States gallons. Gas volumes are expressed in thousands of cubic feet (MCF) at standard temperature and pressure bases. Monetary values shown in this report are expressed in United States dollars ($) using the 12-month unweighted arithmetic average of the first-day-of-the-month U.S. Federal Reserve exchange rate for each month in the period January through December 2012 of $1.58 equals 1 British pound sterling.

When compared on a field-by-field basis, some of the estimates of Endeavour are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates of Endeavour’s proved reserves and future revenue shown herein are, in the aggregate, reasonable and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by Endeavour in preparing the December 31, 2012, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by Endeavour.

The estimates shown herein are for proved reserves. Endeavour’s estimates do not include probable or possible reserves that exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.

Oil and NGL prices used by Endeavour are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2012. The average Platts Dated Brent price of $111.13 per barrel is used for the United Kingdom properties, and the average Wall Street Journal West Texas Intermediate price of $94.71 per barrel is used for the United States properties. These average prices are adjusted by lease for quality, transportation fees, and regional price differentials. Oil and NGL prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $109.04 per barrel of oil and $49.39 per barrel of NGL.

Gas prices used by Endeavour either are the fixed contract price or are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2012. The average Platts National Balancing Point spot price of 59.14 pence per therm (equivalent to $9.34 per

MMBTU) is used for all United Kingdom properties except for Bacchus and Enoch Fields, and the average Wall Street Journal Henry Hub spot price of $2.75 per MMBTU is used for the United States properties. These average prices are adjusted by lease for energy content, transportation fees, and regional price differentials. The fixed contract gas prices for Bacchus and Enoch Fields are held constant until contract expiration. At contract expiration, the prices are adjusted to the spot price and held constant thereafter. All other gas prices are held constant throughout the lives of the properties. The average adjusted gas price weighted by production over the remaining lives of the properties is $7.949 per MCF.

Operating costs used by Endeavour are based on historical operating expense records. These costs include the overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Headquarters general and administrative overhead expenses of Endeavour are included to the extent that they are covered under joint operating agreements for the operated properties. These costs have been divided into fixed field costs and variable costs. The fixed field costs are allocated by well based on the proportionate share of total proved reserves. Estimates of proved developed producing reserves and revenue are consequently dependent upon completion of the drilling and workover programs scheduled by Endeavour. Capital costs used by Endeavour are based on business development plans and budgets presented in technical committee meetings. Capital costs are included as required for workovers, new development wells, and production equipment. Abandonment costs used are Endeavour’s estimates of the costs to abandon the wells, platforms, and production facilities, net of any salvage value. Operating costs are held constant throughout the lives of the properties, and capital costs and abandonment costs are held constant to the date of expenditure.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of Endeavour and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by Endeavour with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of Endeavour’s overall reserves management processes and practices.

We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, analogy, and reservoir modeling, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by Endeavour, are on file in our office. The technical persons responsible for conducting this audit meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

	/s/ Derek F. Newton		/s/ David E. Nice		/s/ John R. Cliver
By:		By:		By:
	Derek F. Newton		David E. Nice		John R. Cliver
	Texas P.E. 97689		Texas P.G. 346		Louisiana P.E. 37090
	Vice President		Vice President		Petroleum Engineer

Date Signed: February 12, 2013		Date Signed: February 12, 2013		Date Signed: February 12, 2013

DFN:JLM

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